U.S. Securities and Exchange Commission
Washington, D.C. 20549

04044088

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FOR 9/29/04
Current Report on Form 8-K 2004-S8
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

SEC MAIL PROCESSING
RECEIVED
SEP 30 2004
WASH, D.C. 208 SECTION

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 29th day of September 2004.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ______________________

Name:
Title:

PROCESSED
OCT - 1 2004 E
THOMSON
FINANCIAL

Deutsche Bank Securities

RFMSI 2004-S8

30 Year Fixed Rate Product

Collateral Description

Product	30 year Fixed	
Amount	$300,000,000	+/- 5%
Settle	September 30, 2004	
Gross WAC	6.200%	+/- 15 bps
Servicing Fee	0.25%	(est.)
WAM	357	+/- 2
Weighted Average LTV	68.0%	+/-
Average Loan Balance	$430,000	+/-
Single Family Detached	93%	+/-
Full/Alt Documentation	85%	+/-
Average FICO	743	+/-
State Concentration	50% California	(max)
Delivery Variance	Plus/Minus 5%	
Approximate Subordination	2.50%	+/- 50bp
Expected Rating Agencies	2 of 3	

ZRFMSI04S8 - PRICE/YIELD - A6

PRICE	1	2	3	4	5	6	7
	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN
98-00	69	86	98	102	116	128	138
98-08	65	80	91	94	106	116	126
98-16	61	74	83	86	96	105	114
98-24	58	68	76	78	87	94	101
99-00	54	63	69	71	78	83	89
99-08	51	57	62	63	68	73	77
99-16	47	51	54	55	59	62	64
99-24	44	46	47	48	49	51	52
100-00	**40**	**40**	**40**	**40**	**40**	**40**	**40**
100-08	36	34	33	32	31	29	28
100-16	33	29	26	25	21	18	16
100-24	29	23	19	17	12	8	4
101-00	26	18	12	10	3	-3	-8
101-08	22	12	5	2	-6	-14	-20
101-16	19	7	-2	-5	-15	-24	-32
101-24	16	1	-9	-13	-24	-35	-44
102-00	12	-4	-16	-20	-34	-45	-56
WAL	**7.99**	**4.77**	**3.69**	**3.45**	**2.79**	**2.39**	**2.12**
PRINCIPAL WINDOW	**OCT04 - MAR24**	**OCT04 - JUL16**	**OCT04 - FEB13**	**OCT04 - MAY12**	**OCT04 - JUN10**	**OCT04 - MAY09**	**OCT04 - SEP08**
LIBOR_1MO	1.85	1.85	1.85	1.85	1.85	1.85	1.85
PREPAY	100 PSA	200 PSA	275 PSA	300 PSA	400 PSA	500 PSA	600 PSA

YIELD CURVE	MAT	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	YLD	1.7205	1.9757	2.5754	2.8346	3.3198	4.0273	4.8000

ZRFMSI04S8 - PRICE/YIELD - A6

PRICE	1	2	3	4	5	6	7
	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN	DISC MARGIN
98-00	69	86	98	102	116	128	138
98-08	65	80	91	94	106	116	126
98-16	61	74	83	86	96	105	114
98-24	58	68	76	78	87	94	101
99-00	54	63	69	71	78	83	89
99-08	51	57	62	63	68	73	77
99-16	47	51	54	55	59	62	64
99-24	44	46	47	48	49	51	52
100-00	**40**	**40**	**40**	**40**	**40**	**40**	40
100-08	36	34	33	32	31	29	28
100-16	33	29	26	25	21	18	16
100-24	29	23	19	17	12	8	4
101-00	26	18	12	10	3	-3	-8
101-08	22	12	5	2	-6	-14	-20
101-16	19	7	-2	-5	-15	-24	-32
101-24	16	1	-9	-13	-24	-35	-44
102-00	12	-4	-16	-20	-34	-45	-56
WAL	**7.99**	**4.77**	**3.69**	**3.45**	**2.79**	**2.39**	**2.12**
PRINCIPAL WINDOW	**OCT04 - MAR24**	**OCT04 - JUL16**	**OCT04 - FEB13**	**OCT04 - MAY12**	**OCT04 - JUN10**	**OCT04 - MAY09**	**OCT04 - SEP08**
LIBOR_1MO	1.85	1.85	1.85	1.85	1.85	1.85	1.85
PREPAY	100 PSA	200 PSA	275 PSA	300 PSA	400 PSA	500 PSA	600 PSA

YIELD CURVE	MAT	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	YLD	1.7205	1.9757	2.5754	2.8346	3.3198	4.0273	4.8000